                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                              U.S. Rentals, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
              ---------------------------------------------------
                        (Title of Class and Securities)


                                   902966100
                   -----------------------------------------
                     (CUSIP Number of Class of Securities)


                              Richard D. Colburn
                            1581 Cummins, Suite 155
                               Modesto, CA 95358
                                (209) 544-9000

                                   Copy to:

                               Stephen E. Newton
                        Heller Ehrman White & McAuliffe
                      601 South Figueroa Street, 40th Fl.
                             Los Angeles, CA 90017
                                (213) 689-0200
                   -----------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                June 15, 1998
                   -----------------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 9


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  CUSIP NO. 902966100                   13D                PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Richard D. Colburn

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,603,105 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          20,603,105 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,603,105 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------
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-----------------------                                  ---------------------
  CUSIP NO. 902966100                   13D                PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      AYR, Inc. (formerly USR Holdings, Inc.)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,603,105 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          20,603,105 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,603,105 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------
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 -----------------------                                  ---------------------
   CUSIP NO. 902966100                   13D                PAGE 4 OF 9 PAGES
 -----------------------                                  ---------------------



      This Statement is the First Amendment to the Statement on Schedule 13D filed on March 7, 1997 (the "Statement") with the Securities and Exchange Commission by Richard D. Colburn ("Colburn") and USR Holdings, Inc. (which subsequently changed its name to AYR, Inc. ("AYR")) in connection with their beneficial ownership of shares of Common Stock of U.S. Rentals, Inc. ("USR"). All capitalized terms used and not defined in this Amendment No. 1 have the meanings given to them in the Statement, and all references in this Amendment No. 1 to AYR are to the corporation identified as USR Holdings, Inc. in the Statement.

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 -----------------------                                  ---------------------
   CUSIP NO. 902966100                   13D                PAGE 5 OF 9 PAGES
 -----------------------                                  ---------------------


 ITEM 4. PURPOSE OF TRANSACTION
         ----------------------

         The Shares of Common Stock reported herein were originally acquired for investment purposes. In view of changing factors in USR's markets, Colburn has decided that a business combination with a company of comparable size to USR engaged in the same or a similar business would be advantageous to his interests and to USR. To that end, USR and United Rentals, Inc. ("URI") have entered into an Agreement and Plan of Merger dated June 15, 1998, pursuant to which a wholly-owned subsidiary of URI will merge with and into USR (the "Merger"), USR will be the surviving corporation and will become a wholly owned subsidiary of URI, and each share of Common Stock of USR outstanding before the Merger will be converted into the right to receive 0.9625 of a share of Common Stock of URI. Colburn has agreed to vote his shares of USR Common Stock in favor of the Merger. (See Item 6.)


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 -----------------------                                  ---------------------
   CUSIP NO. 902966100                   13D                PAGE 6 OF 9 PAGES
 -----------------------                                  ---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF ISSUER
        --------------------

        AYR and USR had previously entered into a Registration Rights Agreement under which AYR (and certain permitted transferees) was entitled to certain rights with respect to the registration of its shares of Common Stock under the Securities Act. AYR and USR have entered into a letter agreement dated June 15, 1998 to terminate the Registration Rights Agreement as of the effective date of the Merger.

        Under the terms of a Voting Agreement dated June 15, 1998 among Colburn, AYR and URI, the Reporting Persons have agreed to vote in favor of the Merger, not to solicit or engage in discussions or negotiations which might lead to an acquisition proposal from a party other than URI and not to sell, transfer or otherwise dispose of any shares of USR other than certain transfers to charitable foundations that agree to be bound by the Voting Agreement.


 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         1. REGISTRATION RIGHTS AGREEMENT (incorporated by reference from USR Registration Statement on Form S-1 (Registration No. 333-17783) -- agreement was filed as Exhibit 10.3).

         2.  Voting Agreement dated June 15, 1998 among Colburn, AYR and URI.

         3.  Letter Agreement dated June 15, 1998 between AYR and USR.


               Remainder of this Page Intentionally Left Blank
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   CUSIP NO. 902966100                   13D                PAGE 7 OF 9 PAGES
 -----------------------                                  ---------------------


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1998



                                 /s/ Richard D. Colburn
                            ---------------------------
                                RICHARD D. COLBURN

                            AYR, INC.

                            By:  /s/ Richard D. Colburn
                                 ----------------------
                                 Richard D. Colburn
                                 Chairman of the Board

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   CUSIP NO. 902966100                   13D                PAGE 8 OF 9 PAGES
 -----------------------                                  ---------------------


                                 EXHIBIT INDEX

Exhibit No.      Description                                          Page
--------------------------------------------------------------------------
1.               Registration Rights Agreement
                 Incorporated by Reference

2.               Voting Agreement dated June 15, 1998 among Colburn,
                 AYR and URI.

3.               Letter Agreement dated June 15, 1998 between AYR and
                 USR.